SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR 5 AUGUST 200

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F __X__ FORM 40-F ______

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ______ NO __X__

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-__________.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

ICI interim report 2002

financial highlights

	First half 2002 £m	First half 2001 (as restated+) £m	Change %
Financial results			
Turnover			
International Businesses (National Starch, Quest, Performance Specialties and Paints)	**2,821**	2,869	–1*
Regional and Industrial	**270**	452	
Total	**3,091**	3,321	
EBITDA‡ – Group	**367**	389	–6
Trading profit (before goodwill amortisation and exceptional items)†			
International Businesses	**273**	285	–3*
Regional and Industrial	**(8)**	(1)	
Total	**265**	284	–7
Profit before taxation (before goodwill amortisation and exceptional items)	**191**	210	–9
Net profit attributable to shareholders of the Company+ (before goodwill amortisation and exceptional items)	**128**	134	–4
Earnings and dividends			
Earnings per £1 Ordinary Share (basic and diluted)+			
Before goodwill amortisation and exceptional items	**12.2p**	15.4p	–21
Total earnings	**11.6p**	11.3p	+3
Interim dividend per £1 Ordinary Share+	**3.0p**	5.19p	
Cash flow	**£m**	£m	
Operating cash flow after capital expenditure	**32**	51	
Cash flow before financing	**(186)**	(234)	
Net debt	**2,277**	3,143	
Interest cover (times)⁘	**3.9**	3.4	
Return on average net assets	**15.9%**	16.0%	

+ Net profit, earnings per share and the interim dividend figures for the first half 2001 have been restated for the effect of FRS 19 and the Rights Issue where appropriate – see note 4 on page 12.

† Trading profit: Unless otherwise stated, all references to trading profit in the Chairman's Statement and Business Review are in respect of trading profit before goodwill amortisation and exceptional items. Trading profit, after goodwill amortisation, both from continuing operations and from total operations for the first half of 2002 was £247m; there were no exceptional items charged to trading profit in the period.

* On a comparable basis, excluding the effect of currency translation, acquisitions and divestments.

⁘ Interest cover: Calculations of interest cover are based on the sum of Group trading profit before goodwill amortisation and exceptional items, and the share of the Group's operating profits less losses of associates (associates' trading profit less losses, less share of net interest payable by associates), divided by Group interest payable (excluding share of net interest payable by associates).

‡ EBITDA (Earnings before Interest, Taxes, Depreciation and Amortisation) is calculated as trading profit before exceptional items plus depreciation and goodwill amortisation.

chairman's statement

In challenging circumstances ICI continued to deliver robust overall performance.

Trading

Trading conditions continued to be challenging, but improved as the first half progressed.

Comparable sales for the International Businesses were 1% lower than in 2001, with growth in Asia, +8%, offset by lower sales in Europe and the impact of the difficult economic environment in Latin America. North America returned to growth in the second quarter, and was in line with 2001 for the half year.

Comparable trading profit for the International Businesses for the period was 3% lower. National Starch and Paints both delivered good growth, 5% and 6% respectively. Quest had a disappointing second quarter due to weakness in fragrance sales and production problems at a major flavour site due to systems changes. Performance Specialties improved as the half year progressed, but was 23% lower than 2001.

Group trading profit for the half was £265m compared to £284m in 2001, 7% lower. This shortfall was compensated by a reduction in net interest cost, but Group profit before tax of £191m was £19m lower due to a reduction in income from associates – largely the consequence of lower results from Huntsman International.

Cash flow

Despite normal seasonal working capital increases, cash outflow before financing for the half year was almost £50m better than in 2001, at £186m. The proceeds from the successful Rights Issue reduced net debt at 30 June 2002 to £2.3bn, and interest cover rose to 3.9 times for the half year (2001 3.4 times).

Divestments

A new agreement was reached in June for the sale of the Group's investments in Huntsman International to CSFB Global Opportunities Partners, L.P. Net proceeds from the transaction are expected to be US$430m, of which US$160m (£109m) was received in the second quarter, with the remainder expected before the end of May 2003.

The Synetix divestment process, which was announced with the Rights Issue, is continuing satisfactorily.

Dividend

In autumn 2000 we announced the decision to re-base future annual dividends from 2002 to a level equivalent to about one third of net profit before goodwill amortisation and exceptional items. The Board intends to follow this policy, and has declared an interim dividend of 3.0 pence per share.

Outlook

The improved trading conditions seen in the first half, and ICI's robust overall performance in challenging circumstances have sustained our belief that prospects for the year are satisfactory.

Lord Trotman
Chairman

2 August 2002

business review

In this business review, unless otherwise stated, the numbers are quoted before goodwill amortisation and exceptional items.

Unless otherwise stated, the commentary on the International Businesses, on pages 1 to 3, refers to performance measured on a comparable basis, excluding the effect of currency translation differences and the impact of acquisitions and divestments.

Business performance

Turnover for the International Businesses for the first half of 2002 was £2,821m, 2% lower as reported, 1% lower on a comparable basis. National Starch and Paints both achieved sales in line with 2001, while Performance Specialties and Quest were slightly lower. Lower nil margin sales and the effect of disposals within the Regional and Industrial businesses resulted in Group sales of £3,091m.

Gross margin percentages improved for the International Businesses and the Group as a whole, and the business benefited from tight cost control and the initial impacts of the major restructuring initiatives announced last year. Consequently the overall trading profit margin of 8.6% was in line with 2001.

National Starch

Half year sales for National Starch were in line with 2001, with sales improving as the half progressed. North America returned to growth in the second quarter and Asia continued to grow strongly, offsetting lower sales in Europe. Improvements in gross margin percentages, despite higher natural material costs, were combined with tight fixed cost control. Consequently trading profit for the first half was 5% higher than in 2001.

Adhesives sales were slightly lower, with continued growth in Asia offset by lower sales in North America. Improved gross margin percentages and good fixed cost control resulted in good profit growth.

Starch sales were slightly ahead for the half year, but margins were reduced by higher material costs and adverse mix, and trading profit was lower.

Specialty Synthetic Polymers also delivered sales growth for the half. All regions except Europe were ahead. Lower raw material and fixed costs resulted in higher trading profit.

The *Electronic and Engineering Materials* business improved as the half year progressed. Overall, sales were slightly up, although trading profit was lower, as second quarter gains were offset by the slow start to the year.

Quest

Quest had a difficult first half, and second quarter in particular, with sales 3% lower due to weakness in fragrance sales and production problems at the site in Naarden, the Netherlands, following implementation of new systems. Despite a slight improvement in gross margin percentages, the combined impact of the sales shortfall, planned investments in fixed costs and increased expenses associated with the production difficulties, was a 19% fall in trading profit.

Sales in the *Fragrance Division* were 6% lower for the half year, with all regions below 2001. Oral care continued to grow well, while growth was restored in Fine Fragrance in the second quarter. However, this was offset by performance in Fabrics and Household markets, which were lower, principally as a result of reduced customer off-take. Gross margin percentages improved slightly, but trading profit was well down.

Sales in the *Food Division* were 1% lower, with 2% growth in the first quarter offset by 5% lower sales in the second. North America and Asia delivered good growth through the first half, but Europe was lower in Dairy and Beverage segments due to the production problems in Naarden which reduced trading profit by some £4m for the second quarter.

Flavour production volumes have now been restored. A combination of 7 – day working in Naarden, relocation of manufacturing to other Quest sites, and toll manufacturing is now being utilised in order to reduce the order backlog. There will be a further trading profit impact in the second half, which is currently estimated at around £10m.

Performance Specialties
Performance Specialties improved as the first half progressed, but sales were 2% lower than in the first half of 2001. Sales grew in North America and Asia, but were offset by Europe. Gross margin percentages were somewhat lower, however, and despite good cost control, trading profit for the half, at £29m, was 23% below last year.

Uniqema sales and trading profits improved steadily quarter on quarter, both within the first half, and compared to the second half of 2001. However, sales were still below the first half of 2001. Glycerine prices in 2002 were below the levels of a year ago, and this contributed to a trading profit shortfall against the first half of 2001.

Synetix sales were 3% ahead for the first half, with sales to the Oil and Gas markets growing well. Gross margin percentages improved, although trading profit was lower due to investment in fixed costs.

Paints
Paints had a good first half, with sales in line with a strong period in 2001. Despite the difficult conditions in Latin America, trading profit was 6% higher on a comparable basis.

Sales for the first half in *Europe* were 1% higher, with good performances in UK trade and Poland. UK retail delivered strong sales for the first five months but a disappointing June, which was impacted by the Jubilee celebrations and the World Cup.

In *North America,* overall sales were in line with the first half of 2001. Lower sales in the first quarter, reflecting the closure of loss making stores, were offset by growth in the second. Trading profit was well ahead, benefiting from continued strong cost control and the initial results of the restructuring programme announced last year.

Asia continued to deliver excellent results, with sales up 10% and trading profits considerably higher.

The difficult economic conditions in the region continued to impact the business in *Latin America.* Sales volumes and value, in US dollar terms, were significantly lower, although the rate of decline slowed in the second quarter. Trading profit was also well down.

Sales in the *Packaging* business were up slightly, but investment in fixed costs lowered trading profit.

Regional and Industrial
Turnover for the Regional and Industrial businesses was £288m for the first half, including £95m of "nil margin sales" (2001 £178m), compared to sales of £473m in 2001. Excluding the impact of nil margin sales and businesses divested or ceasing operations in 2001, Regional and Industrial showed slight growth, with increased sales from the businesses in Pakistan offsetting a decline in Argentina.

The trading loss of £8m in first half compared to a £1m loss in 2001, despite an improvement in the PTA business in Pakistan. 2001 results benefited from the profit contributions of a number of small businesses divested last year, as well as the profits of the Methanex tolling agreement for the first four months.

Income from associates (net of interest) for the half year was a loss of £9m, £23m below 2001, largely as a result of lower results for Huntsman International. Following the agreement announced in June, the Group's investment in Huntsman International will henceforth be treated as an investment.

business review

The Group net **interest** charge was £65m for the half year, £23m lower than for the same period in 2001, with the benefit of lower interest rates and lower average levels of net debt following the Rights Issue.

Profit before tax, goodwill amortisation and exceptional items for the half was £191m, 9% lower than 2001.

Taxation on profits before goodwill amortisation and exceptional items was £55m for the first half, reflecting an effective tax rate of 29%, unchanged from the full year 2001 (as restated in accordance with the new accounting standard FRS 19).

Net profit (before goodwill amortisation and exceptional items) was £128m (2001 £134m).

Earnings per share (before goodwill amortisation and exceptional items) of 12.2p compared to 2001 of 15.4p (after restatement for the bonus element of the Rights Issue and FRS 19).

Exceptional items for the first half were a profit of £16m (£11m post tax and minorities). This included a profit on the sale of the Pharmaceutical business in India, a release of provisions relating to divestments completed in previous years, and profits on the sale of fixed assets.

In June the Group announced a further agreement relating to the divestment of its equity interest and loan notes in Huntsman International. US$160m (£109m) was received on initial closing with a further net US$270m plus interest due no later than May 2003. For accounting purposes, on initial closing of the transaction, the loan notes were treated as sold with the equity investment no longer being treated as an associated undertaking but held as an investment. The total profit on disposal has been deferred until receipt of the outstanding balances.

Net profit after goodwill and exceptional items was £121m compared to £98m for the first half 2001.

Earnings per share after goodwill and exceptional items of 11.6p were 3% higher than the first half of 2001 of 11.3p (restated for the bonus element of the Rights Issue and FRS 19).

Group cash flow
This analysis of Group cash flow distinguishes between cash flows relating to operating activities and those related to portfolio reshaping and legacy issues. Included within "reshaping and legacy" are gross proceeds from divestments, cash expenditures following divestments (including tax paid and payments against divestment provisions, which, in some cases will continue for a number of years), and the ICI UK Pension Fund top-up payments.

Operating cash flow
Operating cash flow after capital expenditure for the Group was an inflow of £32m for the half year, £19m lower than 2001, with benefits of efficiency improvements in working capital and slightly lower capital expenditure offset by higher investment in restructuring projects. Interest, tax and dividends paid were £217m for the half year, £50m lower than the same period in 2001 due to reduced dividend outflows, while acquisition expenditure was also lower. Consequently, net operating cash outflow of £196m was £72m better than last year.

Reshaping and legacy cash flows
Cash flow on reshaping and legacy items in the half year was an inflow of £10m. Proceeds from divestments of £129m, principally the first instalment in relation to the sale of ICI's interests in Huntsman International, offset payments against divestment provisions, the top-up of the ICI UK Pension Fund, and loans to associates and other investments, principally Ineos Chlor.

Movement in net debt
For the half year, net debt reduced by £640m to £2,277m. Reductions are anticipated from normal seasonal working capital movements in the second half of the year. Proceeds from the divestment of Synetix will provide a further structural reduction in levels of net debt.

business review – group cash flow

	First half 2002 £m	First half 2001 £m	Year 2001 £m
Operating cash flow			
Earnings before interest, taxation, depreciation and goodwill amortisation (EBITDA)	**367**	389	782
Movement in working capital	**(201)**	(214)	(30)
Capital expenditure	**(107)**	(116)	(235)
Other items, including spend against restructuring provisions	**(27)**	(8)	(85)
Operating cash flow after capital expenditure (see note below)	**32**	51	432
Interest and tax, excluding tax on divestments	**(138)**	(122)	(224)
Acquisitions	**(11)**	(52)	(68)
Dividends paid	**(79)**	(145)	(205)
Net operating cash (outflow)	**(196)**	(268)	(65)
Reshaping and legacy cash flows			
Divestment proceeds from sale of assets and businesses	**129**	318	344
Tax paid on divestments	**(8)**	(10)	(21)
Payments against divestment provisions	**(44)**	(209)	(298)
Special top-up pension payments	**(30)**	(30)	(30)
Loans to associates and other investments	**(37)**	(35)	(41)
Net cash inflow/(outflow) due to reshaping and legacy items	**10**	34	(46)
Movement in net debt			
Net debt at beginning of period	**(2,917)**	(2,799)	(2,799)
Net operating cash (outflow)	**(196)**	(268)	(65)
Net cash inflow/(outflow) due to reshaping and legacy items	**10**	34	(46)
Cash (outflow) before financing	**(186)**	(234)	(111)
Net proceeds from Rights Issue	**807**		
Non-cash movements in net debt mainly arising on foreign currency translations	**19**	(110)	(7)
Total movement in net debt	**640**	(344)	(118)
Net debt at end of period	**(2,277)**	(3,143)	(2,917)

Reconciliation to Statement of Group Cash Flow, page 9			
Net cash inflow from operating activities, page 9	***109***	*137*	*637*
Less: Capital expenditure	***(107)***	*(116)*	*(235)*
Add: Special top-up pension payments, deducted in arriving at net cash inflow from operating activities, above	***30***	*30*	*30*
Operating cash flow after capital expenditure, in table above	***32***	*51*	*432*

group profit and loss account

	notes	First half 2002 Continuing operations Before exceptional items £m	Exceptional items £m	Discontinued operations £m	Total £m
Turnover	1	3,091		–	3,091
Trading profit (loss)	1	247	–	–	247
(After deducting goodwill amortisation)	1	*(18)*		–	*(18)*
Share of operating profits less losses of associates		17	–	–	17
		264	–	–	264
Profits less (losses) on sale or closure of operations			7	6	13
Profits less (losses) on disposals of fixed assets			3	–	3
Amounts written off investments			–	–	–
Profit (loss) on ordinary activities before interest	1	264	10	6	280
Net interest payable					
Group		(65)	–	–	(65)
Associates		(26)	–	–	(26)
		(91)	–	–	(91)
Profit (loss) on ordinary activities before taxation		173	10	6	189
Taxation on profit (loss) on ordinary activities	2	(55)	(2)	–	(57)
Profit (loss) on ordinary activities after taxation		118	8	6	132
Attributable to minorities		(8)	(3)	–	(11)
Net profit (loss)		110	5	6	121
Dividends					(36)
Profit (loss) retained					85
Earnings (loss) per £1 Ordinary Share after goodwill amortisation	4				
Basic and diluted		10.5p	0.5p	0.6p	11.6p

statement of group total recognised gains and losses

	First half 2002 £m
Net profit	
Parent and subsidiary undertakings	131
Associates	(10)
	121
Currency translation differences on foreign currency net investments and related loans	(72)
Taxation on translation differences on foreign currency loans	27
	(45)
Total recognised gains and losses for the period	76
Prior year adjustment (note 7)	(81)
Total gains and losses recognised since last annual report	(5)

First half 2001 (as restated – note 7)				Year 2001 (as restated – note 7)			
Continuing operations		Discontinued operations	Total	Continuing operations		Discontinued operations	Total
Before exceptional items £m	Exceptional items £m	£m	£m	Before exceptional items £m	Exceptional items £m	£m	£m
3,321		–	3,321	6,425		–	6,425
266	–	–	266	536	(143)	–	393
(18)		–	*(18)*	*(37)*		–	*(37)*
47	–	–	47	57	(9)	–	48
313	–	–	313	593	(152)	–	441
	(17)	6	(11)		(11)	18	7
	2	–	2		8	–	8
	–	–	–		(22)	–	(22)
313	(15)	6	304	593	(177)	18	434
(88)	–	–	(88)	(162)	–	–	(162)
(33)	–	–	(33)	(67)	–	–	(67)
(121)	–	–	(121)	(229)	–	–	(229)
192	(15)	6	183	364	(177)	18	205
(65)	6	(16)	(75)	(116)	48	(29)	(97)
127	(9)	(10)	108	248	(129)	(11)	108
(11)	1	–	(10)	(26)	(2)	–	(28)
116	(8)	(10)	98	222	(131)	(11)	80
			(45)				(116)
			53				(36)
13.3p	(0.9)p	(1.1)p	11.3p	25.5p	(15.0)p	(1.3)p	9.2p

First half 2001 (as restated – note 7) £m	Year 2001 (as restated – note 7) £m
65	72
33	8
98	80
(54)	(59)
(3)	(12)
(57)	(71)
41	9

group balance sheet

	notes	At 30 June 2002 £m	At 30 June 2001 (as restated – note 7) £m	At 31 Dec 2001 (as restated – note 7) £m
Assets employed				
Fixed assets				
Intangible assets – goodwill	1	**593**	624	613
Tangible assets		**2,110**	2,264	2,186
Investments		**189**	409	374
		2,892	3,297	3,173
Current assets				
Stocks		**748**	830	753
Debtors		**1,988**	2,076	1,913
Investments and short-term deposits		**306**	258	159
Cash		**322**	299	301
		3,364	3,463	3,126
Total assets		**6,256**	6,760	6,299
Creditors due within one year				
Short-term borrowings		**(327)**	(784)	(418)
Current instalments of loans		**(960)**	(623)	(1,250)
Other creditors		**(1,743)**	(1,925)	(1,933)
		(3,030)	(3,332)	(3,601)
Net current assets (liabilities)		**334**	131	(475)
Total assets less current liabilities	1	**3,226**	3,428	2,698
Financed by				
Creditors due after more than one year				
Loans		**1,490**	2,286	1,705
Other creditors		**44**	59	49
		1,534	2,345	1,754
Provisions for liabilities and charges		**1,157**	1,269	1,257
Minority interests – equity		**52**	75	51
Shareholders' funds – equity				
Called-up share capital	4	**1,191**	728	728
Reserves	5	**(708)**	(989)	(1,092)
Total shareholders' funds		**483**	(261)	(364)
		3,226	3,428	2,698

group cash flow

	notes	First half 2002 £m	First half 2001 £m	Year 2001 £m
Net cash inflow from operating activities (see table below)		**109**	137	637
Returns on investments and servicing of finance		**(119)**	(118)	(207)
Taxation		**(35)**	(18)	(58)
		(45)	1	372
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(107)**	(116)	(235)
Sale of tangible fixed assets		**11**	8	29
		(96)	(108)	(206)
		(141)	(107)	166
Acquisitions and disposals				
Acquisitions		**(48)**	(87)	(109)
Disposals*		**74**	101	17
		26	14	(92)
Equity dividends paid		**(71)**	(141)	(185)
Cash (outflow) before use of liquid resources and financing		**(186)**	(234)	(111)
Management of liquid resources		**(29)**	158	253
Financing				
Issues of shares		**807**	–	–
(Decrease)/increase in debt	6	**(572)**	123	(77)
		235	123	(77)
Increase in cash		**20**	47	65

* Gross cash consideration of £118m (first half 2001 £310m; year 2001 £315m) primarily for disposals of operations less £44m (first half 2001 £209m; year 2001 £298m) paid against ongoing disposal costs and provisions.

net cash inflow from operating activities

	First half 2002 £m	First half 2001 £m	Year 2001 £m
Trading profit	**247**	266	393
Exceptional charges within trading profit	**–**	–	143
Trading profit before exceptional items	**247**	266	536
Depreciation and amortisation of goodwill	**120**	123	246
Stocks (increase) decrease	**(30)**	(48)	7
Debtors (increase) decrease	**(142)**	(57)	65
Creditors (decrease)	**(51)**	(134)	(120)
Other movements	**1**	6	(23)
	145	156	711
(Outflow) related to exceptional items	**(36)**	(19)	(74)
Net cash inflow from operating activities	**109**	137	637

notes to financial statements

1 Segment information

Classes of business

	Turnover			Profit before taxation, goodwill amortisation and exceptional items		
	First half 2002	First half 2001	Year 2001	**First half 2002**	First half 2001	Year 2001
	£m	£m	£m	**£m**	£m	£m
Continuing operations						
International businesses						
National Starch	**935**	943	1,853	**110**	105	218
Quest	**361**	376	727	**48**	60	107
Performance Specialties	**422**	432	832	**29**	39	68
Paints	**1,103**	1,118	2,233	**86**	81	176
	2,821	2,869	5,645	**273**	285	569
Regional and Industrial	**288**	473	821	**(8)**	(1)	4
Inter-class eliminations	**(18)**	(21)	(41)			
	3,091	3,321	6,425	**265**	284	573
Associates						
Share of profits less losses				**17**	47	57
Interest payable				**(26)**	(33)	(67)
				(9)	14	(10)
Group net interest charge				**(65)**	(88)	(162)
	3,091	3,321	6,425	**191**	210	401

1 Segment information (continued)

Classes of business

	Profit before interest and taxation, after goodwill amortisation (see below) and exceptional items			Total assets less current liabilities		
	First half 2002 £m	First half 2001 £m	Year 2001 £m	**At 30 June 2002 £m**	At 30 June 2001 (as restated – note 7) £m	At 31 Dec 2001 £m
Continuing operations						
International businesses						
National Starch	**101**	96	154	**1,568**	1,678	1,604
Quest	**48**	60	61	**461**	451	398
Performance Specialties	**28**	38	39	**600**	588	577
Paints	**78**	71	136	**1,003**	1,057	918
	255	265	390	**3,632**	3,774	3,497
Regional and Industrial	**2**	(14)	–	**337**	446	365
	257	251	390	**3,969**	4,220	3,862
Discontinued operations	**6**	6	18	**–**	–	–
Share of profits less losses of associates	**17**	47	48			
Amounts written off investments	**–**	–	(22)			
Total net operating assets				**3,969**	4,220	3,862
Net non-operating liabilities				**(743)**	(792)	(1,164)
	280	304	434	**3,226**	3,428	2,698

	Goodwill amortisation charged in arriving at the above results			Goodwill included in total assets less current liabilities above		
	First half 2002 £m	First half 2001 £m	Year 2001 £m	**At 30 June 2002 £m**	At 30 June 2001 £m	At 31 Dec 2001 £m
Goodwill						
National Starch	**9**	9	18	**283**	307	294
Quest	**–**	–	1	**20**	15	22
Performance Specialties	**1**	1	1	**19**	22	21
Paints	**8**	8	17	**268**	277	273
Regional and Industrial	**–**	–	–	**3**	3	3
	18	18	37	**593**	624	613

notes to financial statements

1 Segment information (continued)

Geographic areas

	Turnover by location of customer			Net operating assets		
	First half 2002 £m	First half 2001 £m	Year 2001 £m	**At 30 June 2002 £m**	At 30 June 2001 £m	At 31 Dec 2001 £m
Continuing operations						
United Kingdom	403	534	943	1,009	981	933
Continental Europe	662	702	1,325	822	742	706
USA	1,027	1,040	2,058	1,167	1,345	1,197
Other Americas	317	358	720	279	384	326
Asia Pacific	627	630	1,270	682	756	691
Other countries	55	57	109	10	12	9
	3,091	3,321	6,425	3,969	4,220	3,862

Taxation on profit (loss) on ordinary activities

The tax charge for the first half year consists of UK taxation of £40m (first half 2001 – charge £34m, year 2001 – charge £135m), an overseas tax charge of £20m (first half 2001 – charge £39m, year 2001 – credit £28m) and a credit in respect of associated companies of £3m (first half 2001– charge £2m, year 2001 – credit £10m).

Dividends

The interim dividend of 3.0 pence per £1 Ordinary Share (2001 5.19 pence – as restated, see note 4) is payable on 4 October 2002 to members on the Register on 23 August 2002.

Rights Issue

Called-up share capital

On 4 February 2002, the Company announced a Rights Issue and, following approval of the required resolutions at a subsequent Extraordinary General Meeting, 463m new Ordinary Shares were issued at 180p per share on the basis of seven new Ordinary Shares for every eleven existing Ordinary Shares. At 30 June 2002 there were 1,191m shares in issue, including 10m held by Imperial Chemical Industries PLC Employee Benefits Trust in connection with employees' share option schemes and other share based plans.

Earnings (loss) per £1 Ordinary Share

The actual cum rights price on the 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an Ordinary Share was therefore 265p per share. Earnings per £1 Ordinary Share for the first half of 2002 are calculated by dividing the profit after tax before exceptional items and goodwill amortisation by 1,045m Ordinary Shares, being the weighted average number of shares in issue (less shares held for the Group's employees' share plans and adjusted for the Rights Issue from the day consideration was receivable – 21 March 2002) during the period. The comparative earnings per share and dividends per share are shown after applying the factor 265/319 to the published figures for 2001 in order to adjust for the bonus element in the Rights Issue, in accordance with FRS 14 *Earnings per Share,* and after restating for the application of FRS 19 *Deferred Taxation* (note 7), where appropriate.

5 Reserves

Movements in reserves in the first half of 2002 comprised:

	£m
At 1 January 2002 – as previously reported	(1,011)
Adjustment in respect of restatement (note 7)	(81)
At 1 January 2002 – as restated	(1,092)
Share premium on Rights Issue, net of expenses (note 4)	344
Profit retained for the first half 2002	85
Exchange adjustments	(45)
At 30 June 2002	(708)

6 Analysis of net debt

	Cash*	Financing – debt			Current asset investments	Net debt
		Loans	Short-term borrowings❖	Finance leases		
	£m	£m	£m	£m	£m	£m
At 30 June 2001	237	(2,909)	(722)	(7)	258	(3,143)
Exchange adjustments	12	83	16	(1)	(3)	107
Cash flow	18	(129)†	328†	1†	(95)	123
Acquisitions and disposals	(11)	–	4	3	–	(4)
Other non-cash changes	4	–	(3)	–	(1)	–
At 1 January 2002	260	(2,955)	(377)	(4)	159	**(2,917)**
Exchange adjustments	(3)	80	(52)	1	(7)	**19**
Cash flow	20	425†	147†	–	29	**621**
At 30 June 2002	**277**	**(2,450)**	**(282)**	**(3)**	**181ø**	**(2,277)**

* 'Cash' includes cash, deposits repayable on demand and overdrafts.

† Financing – decrease (increase) in debt.

❖ 'Short-term borrowings' excludes overdrafts.

ø Excludes balances relating to investments held for disposal £125m.

notes to financial statements

7 Basis of presentation of financial information

These financial statements comply with applicable UK accounting standards and should be read in conjunction with the Group's Annual Accounts for 2001. They have been prepared using the accounting policies set out in that report which are in accordance with UK Generally Accepted Accounting Principles (UK GAAP) and which have been applied in 2001.

Financial Reporting Standard No. 19 (FRS 19) *Deferred taxation* will be adopted for the first time in the Group's accounts for the year ending 31 December 2002. The provisions of FRS 19 are applied in these statements. Where applicable, the financial statements of prior periods have been restated. This has resulted in a decrease in shareholders' funds at 31 December 2001 of £81m (31 December 2000 – decrease £33m; 30 June 2001 decrease £58m); the net profit for the year to 31 December 2001 decreased by £41m (year to 31 December 2000 – increase £21m, first half 2001 – decrease £21m).

In its accounts for the year ending 31 December 2002 the Group will comply with the requirements at that date of FRS No. 17 *Retirement Benefits*. This Standard requires additional disclosure and does not affect the reported results of the Group for the six months to 30 June 2002.

3 Relationship to statutory accounts and audit status

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.

The statutory accounts for the year ended 31 December 2001 have been reported on by the Company's auditors and have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

auditors' report

Independent review report by KPMG Audit Plc
To Imperial Chemical Industries PLC

Introduction
We have been instructed by the company to review the financial information set out on pages 6 to 14 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 '*Review of interim financial information*' issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

London
2 August 2002

KPMG Audit Plc
Chartered Accountants

shareholder information

The year ahead

21 August 2002	Shares go 'ex-dividend'
23 August 2002	Record date for the interim dividend
4 October 2002	Interim dividend payable
31 October 2002	Announcement of trading results for the third quarter and nine months 2002
31 December 2002	End of financial year
6 February 2003	Preliminary announcement of final results for 2002
March 2003	Annual Report published
May 2003	Annual General Meeting
July 2003	Announcement of half year results for the six months ending 30 June 2003

Contact details

Registrar	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA Telephone: 0870 600 3993
ADR Depositary	JPMorgan Chase Bank, ADR Service Centre, PO Box 43013, Providence, RI 02940–3013, USA Telephone: Toll–free (in the USA) 1–800 428 4237

Forward-looking statements

Certain statements provided in this Interim Report may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by our indebtedness and leverage, a credit downgrade by the rating agencies, contingent liabilities including those arising in connection with recently disposed businesses, risks associated with our international operations, risks of litigation and other factors described in the Company's filings with the US Securities and Exchange Commission.


The Vital Ingredient

www.ici.com

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 5 AUGUST 2002